Exhibit 99.(a)(5)(F)

Tucows Inc. Announces Final Results of Third Dutch Auction Tender Offer

TORONTO — October 7, 2009 — Tucows Inc. (NYSE AMEX:TCX, TSX:TC) a global provider of domain names, email and other Internet services, announced today the final results of its modified “Dutch auction” tender offer, which expired at 5:00 p.m., New York City time, on October 2, 2009.  Tucows will to purchase 784,643 shares of its Common Stock at a purchase price of $0.60 per share, for a total of $470,785.80.

Payment for shares accepted for purchase, and the return of all other shares tendered but not accepted for payment, will be made promptly by StockTrans, Inc., the depositary for the tender offer.

As a result of the completion of the tender offer and immediately following payment of the tendered shares, Tucows will have approximately 67,081,000 shares issued and outstanding.

About Tucows

Tucows is a global Internet services company.  OpenSRS manages over 8 million domain names and millions of email boxes through a reseller network of over 9,000 web hosts and ISPs.  Hover is the easiest way for individuals and small businesses to manage their domain names and email addresses.  YummyNames owns premium domain names that generate revenue through advertising or resale.  Butterscotch.com is an online video network building on the foundation of Tucows.com.  More information can be found at http://tucowsinc.com.

For further information: Lawrence Chamberlain, The Equicom Group for Tucows Inc., (416) 815-0700 ext. 257, lchamberlain@equicomgroup.com

TUCOWS is a registered trademark of Tucows Inc. or its subsidiaries. All other trademarks and service marks are the properties of their respective owners.